November 21, 2013

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop: 3030

Washington, DC 20549

Attention: Kate Tillan, Assistant Chief Accountant

Re:

Solar Power, Inc.
Response to Staff Comments dated November 7, 2013
Form 10-K for the fiscal year ended December 31, 2012
Filed April 19, 2013
Form 10-Q for the quarterly period ended June 30, 2013
Filed August 16, 2013
File No. 000-50142

Dear Ms. Tillan:

We provide below responses to the Staff’s comment letter dated November 7, 2013. As requested, these responses are keyed to correspond to the Staff’s comment letter, and we have set out each of the Staff’s comments below followed by our response.

Unless the context requires otherwise, reference to we, our, us, SPI or the Company in the responses below refer to Solar Power, Inc., the registrant.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 8. Financial Statements

Note 3. Summary of Significant Accounting Policies, Revenue Recognition, page F-10

1.

With respect to your projects in Greece and Italy, we note that you are using the completed contract method. Please explain why you are using this method for these contracts. Discuss how these contracts are different than contracts that you record under the percentage of completion method, like the KDC project. Explain how you assess the collectability criterion in your revenue recognition on these contracts and those with KDC. We note disclosures throughout the filing that these customers need to obtain financing. Please also tell us the status of these contracts as of September 30, 2013.

Response:

Revenue on photovoltaic system construction contracts is generally recognized using the percentage-of-completion method of accounting in accordance with ASC 605-35-25 paragraphs 1 and 2. In accordance with ASC 60-35-25 paragraph 90, revenue is recognized using the completed-contract method when a lack of dependable estimates or inherent hazards cause forecasts to be doubtful.

With respect to the EPC project in Greece, we determined the project was a profit center for revenue recognition, cost accumulation and income measurement in accordance with ASC-605-35 paragraphs 3 and 4. This was the Company’s first EPC project within the country of Greece. The Country’s debt and political issues and the unfamiliar regulatory environment significantly increased the risk of project approvals, licensing, permitting and ultimate project acceptance. These inherent hazards caused forecasts to be doubtful as they raised questions about project estimates and about our ability and the customer’s ability to perform all obligations under the contract. As a result, the Company used the completed-contract method for the EPC project in Greece in accordance with ASC 605-35-25 paragraphs 65 and 66. We believed the completed-contract method for the EPC project in Greece is preferable over our basic accounting policy of the percentage-of-completion method in accordance with ASC 605-35-25 paragraphs 94 and 61 as a result of the inherent hazards. Despite these inherent hazards, the Company entered into this contract as it was viewed as a stepping stone towards larger more significant contracts and an avenue to establish a presence within the Greek market. Although hindsight is not controlling, the inherent hazards did result in licensing, permitting and government approval delays which led to additional and unexpected costs. As a result of unexpected costs, the Company recorded a total of $3.7 million in losses on the project as of September 30, 2013 which represents more than 25% of the total project.

During the quarter ended September 30, 2013 the EPC project in Greece met the completion criteria in accordance ASC 605-35-25 paragraphs 96 and 97, as there was no remaining cost to be incurred and we received the customer’s project acceptance. At that time, the collectability criterion was reassessed. The Company considered the Greek customer’s strong financial position based on a review of customer financial statements and the timely payment of all deposits received by the Greek customer over the last eighteen months which represented approximately one third of the total payments due from the customer. Based on this information, the Company believes collectability is reasonably assured. Accordingly, revenue of $13.9 million was recognized on the EPC project in Greece during the quarter ended September 30, 2013. However, the margin on this Greek project was negative as a result of delay damages and the additional unexpected costs. The contract provided that the project was expected to be paid upon completion. The customer intended to obtain financing from China Development Bank as evidenced by a signed non-binding term sheet. The contract provided for a payment schedule if the project was not financed at completion. The payment schedule is an established payment schedule and is not based on the operations of the project. The Company was willing to accept these terms because they believed the customer would be able to obtain financing for the project and the agreement provided for a negotiated payment schedule including interest on the unpaid balance.

Because the customer did not obtain financing on the EPC project in Greece; repayment of the receivable will be pursuant to the payment schedule which is expected to extend approximately six years. Losses recorded through completion of the contract in the third quarter of 2013 were $3.7 million. Losses of $2.7 million were initially recorded in December 2012 when the Company determined that costs had exceeded estimates. The Company recorded additional losses of $0.1 million and $0.9 million in the quarter ended June 30, 2013 and the quarter ended September 30, 2013, respectively, for estimated costs in excess of revenue. These additional losses are disclosed within Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations, Cost of goods sold discussion within the Form 10Q for the period ended September 30, 2013. All payments due under the payment schedule have been received to date in accordance with the payment schedule.

With respect to the project in Italy, costs were capitalized as construction in progress because there was no unrelated third party buyer until the first quarter of 2013 when the project was sold.

These contracts are different than contracts that we record under the percentage-of-completion method, like the KDC project, as the contracts recorded under the percentage-of-completion method do not contain inherent hazards and with respect to these contracts, the Company has the ability to make reasonably dependable estimates related to estimates of the extent of progress toward completion, contract revenues, and contract costs in accordance with ASC 605-35-25 paragraphs 56 and 57. Our estimating procedures including the systems and personnel in place provide reasonable assurance of a continuing ability to produce reasonably dependable estimates. Additionally, our estimating processes on other similar EPC projects have been reliable and accurate. As such, these factors provide evidence of reasonably dependable estimates in accordance with ASC 605-35-25 paragraphs 62 and 63.

The contracts between the Company and KDC include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement. Based on history with the KDC, they can be expected to satisfy all obligations under the contract and we can be expected to perform all contractual obligations under the contract

Generally for our contracts, we assess collectability based on a number of factors, including past customer transaction history and customer credit analysis. With respect to KDC, we have had several similar sized projects with KDC which have been completed and are in process. Through consideration of credit quality indicators including KDC’s position as one of largest privately-held independent power producers on the East Coast and our past experience with successful and timely collections on past projects with KDC, collectability was reasonably assured for revenue recognition on these contracts with KDC. Some of the KDC projects have received financing, while others have not. The Company had the right to collect the amounts due upon completion of the project but made the business decision to accept extended payments terms plus interest versus to enforce the collection right. Irrespective of whether or not financing has been obtained, we continue to collect outstanding receivables from KDC and have not experienced losses as a result of non-payment from KDC.

In response to the Staff’s comment, the Company included the following disclosures in Note 6 of the September 30, 2013 Form 10-Q: “During the third quarter of 2013, the Company recognized $13.9 million revenue under the completed-contract method and recorded a receivable of $8.8 million (originally denominated in euro’s) related to the sale of its Greece projects. Due to the delay in the customer receiving term financing from CDB, the receivable is currently being collected over a six year agreed upon payment schedule, plus variable interest. The difference of $5.1 million between revenue recognized and account receivable balance relates to prior payments received from the customer which had been recorded as a customer deposit within accrued liabilities. Due to the extended collection period, $1.6 million of the accounts receivable is recorded as current and $7.1 million is recorded in accounts receivable, noncurrent.”

“Through consideration of credit quality indicators including KDC’s position as one of largest privately held independent power producers on the East Coast and our past experience with successful and timely collections on past projects with KDC, collectability was reasonably assured for revenue recognition on these contracts with KDC.”

Note 16. Lines of Credit and Loans Payable, Loans Payable, page F-23

2. With respect to your CDB loan facilities, please respond to the following:

●

Please tell us the nature and amount of the assets collateralizing the two CDB loan facilities. In future filings, disclose the assets pledged as security for your loans as required by FASB ASC 440-10-50-1.

●

We note your disclosure on page F-23 that the two facility agreements with CDB are for two different customers. However on page 22, you disclose that both facilities relate to your project with KDC. Please clarify in future filings.

●	Please tell us the status of the RMB 72,150,000 facility with CDB and whether or not you ever borrowed funds under the facility or whether the facility is still available.

Response:

●

The assets collateralizing the two CDB loan facilities relates to the Project Facilities financed and the electricity grid-connected photovoltaic, solar power generation facilities that are the subject of the White Rose and Imclone EPC Projects. The carrying value of the collateral was $27.5 million and $22.6 million as of September 30, 2013 and December 31, 2012, respectively.

In response to the Staff’s request, the Company included the following disclosure in the September 30, 2013 Form 10-Q:

“On December 30, 2011, the Company and CDB entered into a Security Agreement (the “CDB Security Agreement”), whereby the Company granted CDB a security interest in certain collateral. The collateral relates to the Project Facilities financed and the electricity grid-connected photovoltaic, solar power generation facilities that are the subject of the EPC Contract with specified installed capacity. The carrying value of the assets were $27.5 million and $22.6 million as of September 30, 2013 and December 31, 2012, respectively.”

●

The two facility agreements with CDB are for two separate projects but both projects are with our customer KDC. In response to the Staff’s request, the Company clarified this item in Note 12 of the September 30, 2013 Form 10-Q by disclosing “The second Facility Agreement is for a $15.6 million facility and a RMB 77,850,000 ($12.3 million at current exchange rates) facility and relates to EPC financing for another project of the same customer.”

●	The Company never borrowed funds under the RMB 72,150,000 facility with CDB. The facility expired on December 31, 2012.

In response to the Staff’s comment, the Company included the following disclosure in Note 12 of the September 30, 2013 Form 10-Q, “No borrowings were drawn under the RMB 72,150,000 facility with CDB. The facility expired on December 31, 2012.”

Note 18. Operating Risk and Geographical Information, page F-25

3.

We note that sales from Europe were 35% and 30% of total sales in fiscal 2012 and 2011, respectively. In future filings if revenues from external customers attributed to an individual foreign country are material (e.g., Greece or Italy), please disclose those revenues separately and the basis for attributing revenues from external customers to individual countries consistent with FASB ASC 280-10-50-41(a).

Response:

In response to the Staff request, if revenues from external customers attributed to an individual foreign country are material, we will disclose those revenues separately and the basis for attributing revenues from external customers to individual countries in the 2013 Form 10-K.

Note 19. Fair Value of Financial Instruments, page F-26

4.

In future filings, please disclose the fair value for each major category, as well as the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period, consistent with FASB ASC 820-10-50. Also in future filings, consistent with FASB ASC 820-10-50-8, present the required quantitative disclosures using a tabular format.

Response:

In response to the Staff’s request, in the September 30, 2013 Form 10-Q, we disclosed in Note 14, the fair value for each major category and the valuation techniques used to measure fair value. There were no changes in valuation techniques during the period. We present the required quantitative disclosures using a tabular format.

In response to the Staff’s request, the September 30, 2013 Form 10-Q includes the following disclosure:

14. Fair Value of Financial Instruments

The carrying values and fair values of the Company’s financial instruments were as follows:

	September 30, 2013		December 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Cash and cash equivalents	$904	$904	$17,823	$17,823
Notes receivable, current	15,165	15,165	14,120	$14,120
Notes receivable, noncurrent	29,347	25,782	-	$-
Line of credit and Loans Payable	34,470	32,900	39,478	$39,478

The following methods were used to estimate the fair values of other financial instruments:

Cash and cash equivalents. The carrying amount approximates fair value because of the short maturity of the instruments. The fair value for Cash and cash equivalents were classified in Level 1 of the fair value hierarchy.

Notes receivable, current, Notes receivable, noncurrent. The fair value of Notes receivable, current were based on anticipated cash flows, which approximates carrying value, and were classified in Level 2 of the fair value hierarchy. The fair value of Notes receivable, noncurrent were classified in Level 3 of the fair value hierarchy. The Company used multiple techniques, including an income approach applying discounted cash flows approach, to measure the fair value using Level 3 inputs; the results of each technique have been reasonably weighted based upon management’s judgment applying qualitative considerations to determine the fair value at the measurement.

Line of credit and Loans payable. The carrying amount approximated fair values at December 31, 2012 due to the short maturity and their variable market rates of interest that change with current Prime or LIBOR rate and no change in counterparty credit risk. At December 31, 2012 line of credit and Loans payable were classified as Level 2 of the fair value hierarchy. At September 30, 2013 the fair value of the Line of credit and Loans payable were classified in Level 3 of the fair value hierarchy. The change from Level 2 to Level 3 classification was the result of the Company’s continued financial deterioration. The Company used multiple techniques, including an income approach applying discounted cash flows approach, to measure the fair value using Level 3 inputs; the results of each technique have been reasonably weighted based upon management’s judgment applying qualitative considerations to determine the fair value at the measurement date.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Item 1. Financial Statements

Note 6. Notes Receivable, page 11

5.

With respect to the $7 million note receivable, we note that payment is due upon completion of the SEF which was previously expected in the first half of 2013 (per page F-13 of your 2012 Form 10-K). Please explain why you now expect to complete the project in 2014. Discuss how you assessed the collectability of the notes as of June 30, 2013. Also, if this note relates to KDC, explain why you disclose elsewhere in the filing that the KDC project is completed. See disclosure on page 8.

Response:

The $7 million note receivable relates to the predevelopment and site acquisition costs for the Imclone project with customer KDC. Management’s best estimate of project completion as of December 31, 2012 was the first half of 2013 but was extended to the first half of 2014 as the project did not break ground until the second quarter of 2013. As of September 30, 2013, 25% of the project was completed. Based on the progress to date, we believe the expectation of final completion in the first half of 2014 is appropriate and supports the current classification of the related notes receivable.

Collectability of the notes was assessed as of June 30, 2013 through consideration of credit quality indicators including the customer’s position as one of largest privately held independent power producers on the East Coast, their credit history and our past experience with successful and timely collections on similar past projects with the customer. We continue to collect outstanding receivables from KDC and have not experienced losses as a result of non-payment from KDC.

The disclosure on page 8 which indicates that the Company “completed an additional commercial scale project in New Jersey with KDC Solar” is in reference to the Middlesex/Apple Orchard project with KDC Solar. This project was completed during the second quarter of 2013.

In response to the Staff’s comment, in the September 30, 2013 Form 10-Q, we added disclosures in Note 6 as follows: “The Company agreed to advance to customer KDC predevelopment and site acquisition costs related to the Imclone EPC agreement between KDC and the Company and recorded the amount as notes receivable. The terms of the EPC agreement require repayment of the advance upon final completion of the SEF, which was expected to occur in the first half of 2013 but is now expected to occur in the first half of 2014 as the project did not break ground until the second quarter of 2013. The advance bears interest at the rate of 5% per year that is payable at the time the principal is repaid. Through consideration of credit quality indicators including KDC’s position as one of the largest privately held independent power producers on the East Coast and our past experience with successful and timely collections on past projects with the KDC, collectability was reasonably assured for revenue recognition on these contracts with KDC. At September 30, 2013 and December 31, 2012, the balance of the note receivable from this customer was $6.7 million and $7.0 million, respectively. These amounts are recorded in the current notes receivable.”

6.

Further, you disclose that during the second quarter of 2013, you converted certain accounts receivable from this same customer into $30.6 million of notes receivable. Please tell us the interest rate and payment terms of the notes. Given that the conversion of accounts receivable to notes receivable as a non-cash activity, please explain how you reflected this transaction on your statements of cash flows and why you reflect the issuance of notes receivable as a use of cash for investing activities of $21.9 million.

Response:

The $30.6 million of accounts receivable that were converted to notes receivable during the second quarter of 2013 are cash flows from operating activities in accordance with ASC 230-10-45 paragraph 16a as the intended cash receipt from these receivables was generated from the performance of EPC revenue services to KDC for the Middlesex/Apple Orchard and Mountain Creek projects. As the underlying transactions behind these accounts receivable and notes receivable are operating activities, the changes in these accounts receivable and notes receivable should be disclosed in the cash flow statement through the changes in operating assets within net cash from operating activities in accordance with ASC 230-10-45 paragraph 29. The conversion of the accounts receivable to notes receivable is disclosed in Note 6 of the September 30, 2013 10-Q. The notes receivable bear interest at Libor plus 460bps and will be collected in monthly installments over 15 years. This error resulted in a $17 million overstatement of cash flows from operating activities and a $17 million understatement of cash flows from investing activities. In addition, the Company incorrectly disclosed a $13.6 million non-cash activity for the reclassification of accounts receivable to notes receivable

The Company performed a materiality analysis in accordance with SAB No. 99 and SAB No. 108 and determined the errors described above are material and we intend to file a 10-Q/A to restate the previously filed June 30, 2013 10-Q to correct the errors described above. See attached Exhibit A with the expected impact of the restatement.

The Company has corrected this error in the September 30, 2013 Form 10-Q. In response to the Staff’s comment, in the September 30, 2013 Form 10-Q, we added disclosures in Note 6 as follows: “During the second quarter of 2013, the Company issued a note receivable to KDC for one completed contract with 15 year payment terms which began on the commercial operations date which was April 2013. The Company issued another note receivable to KDC for a second project that has not yet been completed. Both notes bear interest of LIBOR plus 460bps. If the customer obtains debt term financing for their project, the collection of these notes receivable may be accelerated.  At September 30, 2013 and December 31, 2012, the balance recorded in noncurrent notes receivable related to this customer was $29.3 million and none, respectively. As a result of this transaction, the Company incorrectly reported a $20.6 million issuance of notes receivable and proceeds of $3.6 million from repayment on notes receivable as investing activities within the statement of cash flows for the six months ended June 30, 2013. In addition, the Company incorrectly disclosed a non-cash investing activity of $13.6 million for the reclassification of accounts receivable to notes receivable. These transactions have been corrected in the statement of cash flows for the nine months ended September 30, 2013.”

7.

Please also explain why you extended the payment date on the Solar Hub $8.4 million note to July 1, 2014 and how you assessed the collectability of this note. Tell us the status of the related project.

In March 2013, we agreed to extend the maturity date of the note receivable from Solar Hub in exchange for an increased security interest. We believe collectability of this note is reasonably assured as our security interest provides adequate collateral against the note receivable. The status of the projects in Hawaii continues to be delayed due to permitting issues and construction for these project will commence in 2014.

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the

Commission from taking any action with respect to the Company’s filings; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned directly for further questions regarding these filings and this letter at CXi@spisolar.com.

Sincerely,

Solar Power, Inc.

By:      /s/ Charlotte Xi

Charlotte Xi, President

Exhibit A

The potential impact of this restatement on the Statement of Cash Flows for the six months ended June 30, 2013 would be as follows:

	(In thousands,) (unaudited)
	Six Months Ended
	June 30, 2013
	As filed	Effect of Restatement	Restated

Cash flows from operating activities:
Net loss	$(9,974)		$(9,974)

Adjustments to reconcile net loss to net cash used in operating
Depreciation	568		568
Amortization	285		285
Stock-based compensation expense	107		107
Bad debt expense	4,086		4,086
(Gain) loss on sales of fixed assets	34		34
Change in deferred taxes	(5)		(5)
Provision for losses on contracts	85		85
Operating expense (income) from solar system, financing obligation	(624)		(624)
Other non-cash activity	(7)		(7)

Changes in operating assets and liabilities:
Accounts receivable	2,917	$13,628	16,545
Accounts receivable, related party	69		69
Notes receivable	-	(30,622)	(30,622)
Costs and estimated earnings in excess of billings	12,856		12,856
Construction in process	1,224		1,224
Inventories	193		193
Prepaid expenses and other assets	(119)		(119)
Accounts payable	(3,736)		(3,736)
Accounts payable, related party	(1,689)		(1,689)
Income taxes payable	93		93
Billings in excess of costs and estimated earnings	(4,193)		(4,193)
Billings in excess of costs and estimated earnings, related party	(49)		(49)
Accrued liabilities and other liabilities	1,601		1,601
Net cash from operating activities	3,722	(16,994)	(13,272)

Cash flows from investing activities:
Proceeds from repayment on notes receivable	3,613	(3,613)	-
Issuance of notes receivable	(21,865)	20,607	(1,258)
Proceeds from disposal or sale of fixed assets	13		13
Acquisitions of property, plant and equipment	(195)		(195)
Net cash from investing activities	(18,434)	16,994	(1,440)

Cash flows from financing activities:
Proceeds from line of credit and loans payable	2,553		2,553
(Increase) decrease in restricted cash	(76)		(76)
Principal payments on loans payable and capital lease obligations	(5,793)		(5,793)
Net cash from financing activities	(3,316)		(3,316)

Effect of exchange rate changes on cash	377		377
Decrease in cash and cash equivalents	(17,651)		(17,651)
Cash and cash equivalents at beginning of period	17,823		17,823
Cash and cash equivalents at end of period	$172		$172

Non-cash activities:
Reclassification of accounts receivable to notes receivable	$13,628	$(13,628)	-

Debt forgiveness from related party	$2,602		$2,602